1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 22, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

For the month of June 2011

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2011.

1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares held as of May 31, 2011	Number of shares held as of June 30, 2011	Changes
Board Director / President New Businesses	Rick Tsai	34,151,046	34,091,046	-60,000
Senior Vice President & CFO	Lora Ho	6,241,080	6,281,080	40,000
Senior Vice President	Stephen T. Tso	15,245,064	15,115,064	-130,000
Senior Vice President	Jason C.S. Chen	443,320	413,320	-30,000
Senior Vice President	Shang-Yi Chiang	2,412,481	2,212,481	-200,000
Vice President	M. C. Tzeng	7,636,595	7,618,595	-18,000
Vice President	Wei-Jen Lo	2,401,127	2,390,127	-11,000
Vice President	Yuan-Chen Sun	4,844,831	4,778,831	-66,000
Vice President	Y. P. Chin	4,353,823	4,343,823	-10,000
Vice President	Irene Sun	1,399,709	1,379,709	-20,000

2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares pledged as of May 31, 2011	Number of shares pledged as of June 30, 2011	Changes
Vice President	Irene Sun	—	220,000	220,000

3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$	5,091
Facility and engineering equipment	NT$	303

4)	The disposition of assets (in NT$ million): None.

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